Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

via EDGAR

May 26, 2020

Ms. Lisa Larkin

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Rule 485(a) Filing for Eaton Vance Municipals Trust II (the “Registrant”) on behalf of:

Parametric TABS Short-Term Municipal Bond Fund

Parametric TABS Intermediate Term Municipal Bond Fund

Parametric TABS 1-to-10 Year Laddered Municipal Bond Fund

Parametric TABS 5-to-15 Year Laddered Municipal Bond Fund

Parametric TABS 10-to-20 Year Laddered Municipal Bond Fund (the “Funds”)

Post-Effective Amendment No. 59 (1933 Act File No. 333-71320)

Amendment No. 60 (1940 Act File No. 811-08134) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to the comments you provided telephonically to the undersigned on May 12, 2020 in connection with your review of the Amendment filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2020 (Accession No. 0000940394-20-000739). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comments and Registrant’s responses thereto are as follows:

1.	Comment: Please explain supplementally why the addition of Parametric Portfolio Associates LLC (“Parametric”) as sub-adviser to the Funds does not require Fund shareholder approval.

Response: Based on advice from outside counsel, the Funds determined that shareholder approval of the appointment of Parametric as sub-adviser to the Funds was not required. This advice was based on the position of the Commission staff in the Wells Fargo Bank, N.A. no action letter.1 Parametric and Eaton Vance Management (“EVM”), the Funds’ investment adviser, are wholly-owned direct or indirect subsidiaries of Eaton Vance Corp. The appointment of Parametric as sub-adviser to each Fund was the result of a restructuring within the Eaton Vance organization whereby the Tax-Advantaged Bond Strategy (“TABS”) division of Eaton Vance Management (“EVM”) joined Parametric (the “Restructuring”). Following the Restructuring, employees of the TABS division, including the Funds’ portfolio managers, became employees of Parametric. There were no changes to the manner in which the TABS division conducts portfolio management activities for the Funds or to the Fund portfolio managers as a result of the Restructuring. For its services as sub-adviser to the Funds, EVM pays Parametric a portion of the advisory

1	Wells Fargo Bank, N.A., Commission No-Action Letter (pub. avail. Mar. 31, 1998) (“Wells Fargo”).

Securities and Exchange Commission
May 26, 2020

fees it receives pursuant to its advisory agreements with the Funds. There was no increase to the advisory fees paid by the Funds as a result of the Restructuring. EVM believes these facts are consistent with the facts in Wells Fargo. Existing and prospective Fund shareholders received notice of the appointment of Parametric by means of a supplement to the summary and statutory prospectuses.2

2.	Comment: Please update numbers in the fee tables, expense examples and performance tables in the prospectuses.

Response: Registrant confirms that all fee tables, expense examples and performance tables will be updated in the Registrant’s Rule 485(b) filing on behalf of the Funds (the “485(b) filing”).

3.	Comment: Please confirm that any expense cap reflected in a Fund’s fee table extends for one year from its effectiveness.

Response: The footnote related to the expense cap for each Fund that has one will be updated to reflect that it extends through May 31, 2021 in the 485(b) filing.

4.	Comment: Confirm that there will be a hyperlink to all documents incorporated by reference in the filing.

Response: Registrant confirms that a hyperlink to each document incorporated by reference in the filing will be inserted in the 485(b) filing.

5.	Comment: Refile the investment sub-advisory agreement between EVM and Parametric on behalf of each Fund, including the Appendix A to each such agreement or explain why Appendix A was not filed.

Response: Appendix A to the sub-advisory agreements between EVM and Parametric sets forth the fees payable by EVM to Parametric as sub-adviser. The Funds do not pay the sub-adviser fee to Parametric directly. As such, the Funds respectfully decline to file Appendix A to each sub-advisory agreement between EVM and Parametric related to a Fund. The Funds’ advisory agreements with EVM, including the Appendix A (if any) to each such agreement, have been filed with the Commission.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8579.

Very truly yours,

/s/ Deidre E. Walsh

Deidre E. Walsh, Esq.

Vice President

2	See the Registrant’s Rule 497 filings made with the Commission on December 13, 2019 for the Funds (Accession Number 0000940394-19-001634).